SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

3Q14 RESULTS

Gafisa

Conference Call

November 10, 2014

GFA LISTED NYSE

GFSA3 NOVO MERCADO

Ibovespa

IBrX50

We make forward -looking statements that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of our management, and on information currently available to us. Forward -looking statements include statements regarding our intent, belief or current expectations or that of our directors or executive officers.

Forward -looking statements also include information concerning our possible or assumed future results of operations, as well as statements preceded by, followed by, or that include the words ''believes,'' ''may,'' ''will,'' ''continues,'' ''expects,'‘ ''anticipates,'' ''intends,'' ''plans,'' ''estimates'' or similar expressions. Forward -looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions because they relate to future events and therefore depend on circumstances that may or may not occur. Our future results and shareholder values may differ materially from those expressed in or suggested by these forward -looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict.

Gafisa’s consolidated launches totaled R$419.1 million in 3Q14, up 290.8% q-o-q. In 9M14. launches reached R$1,023.0 million, up 151.9% y-o-y;

Consolidated net pre-sales totaled R$194.9 million in 3Q14, an increase of 3.3% y-o-y and down 22.4% q-o-q. In the 9M14 pre-sales reached R$633.7 million versus R$506.7 million in the prior year;

Adjusted gross profit in the period was R$141.5 million and adjusted gross margin up to 38.7%. In the 9M14, adjusted gross profit totaled R$409.4 million, with gross margin of 37.6% ;

Adjusted EBITDA was R$76.7 million in 3Q14, with EBITDA margin reaching 21.0%. In the first nine months of 2014, EBITDA was R$214.8 million, with margin of 19.7%;

In 3Q14, Gafisa’s net income was R$15.3 million, reaching R$30.1 million in the 9M14. Excluding AUSA equity pick-up, the segment’s net income was R$8.7 million in 3Q14 and R$18.5 million in 9M14.

(R$ 000 and % Gafisa, except where otherwise stated)

	3Q14	2Q14	Q/Q (%)	3Q13	Y/Y (%)	9M14	9M13	Y/Y (%)
Launches	419,134	314,733	33.2%	107,248	290.8%	1,023,012	406,187	151.9%
Net pre-sales	194,892	251,290	-22.4%	188,716	3.3%	633,738	506,742	25.1%
Net pre-sales of Launches	130,368	116,334	12.1%	36,885	253.4%	154,249	164,052	-6.0%
Sales over Supply (SoS)	7.2%	9.8%	-2.6 p.p.	9.2%	-2.0 p.p.	20.2%	21.4%	1.2 p.p.
Delivered projects (Units)	366	1,504	-75.7%	1,477	-75.2%	2,394	3,205	-25.3%

Net Revenue	365,256	397,907	-8.2%	432,252	-15.5%	1,089,913	1,173,897	-7.2%
Adjusted Gross Profit¹	141,462	151,456	-6.6%	191,895	-26.3%	409,448	446,313	-8.3%
Adjusted Gross Margin¹	38.7%	38.1%	60 bps	44.4%	-570 bps	37.6%	38.0%	-40 bps
Adjusted EBITDA2	76,690	83,353	-8.0%	121,031	-36.6%	214,855	223,278	-3.8%
Adjusted EBITDA Margin2	21.0%	20.9%	10 bps	28.0%	-700 bps	19.7%	19.0%	-830 bps
Net Income (Loss)	15,263	17,132	-10.9%	76,731	-80.1%	30,068	76,979	-60.9%

1) Adjusted by capitalized interests
2) Adjusted by expenses with stock option plans (non-cash). Minority, and AUSA equity

Gafisa
GRANDES IDEIAS PARA VIVER BEM

Gafisa Segment

Increased gross margin and reduction in expenses

▲ Launches and sales focused on core markets

▲ Good operational performance, allowing for evolution in adjusted gross margin, which reached 38.7%

▲ Reduction of 6.4% in SG&A expenses, over the prior year.

Launches

227
546
114
814
101
217
107
679
354
315
419
1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14

Gross Sales by Market

340
27
520
55
453
46
544
56
244
48
291
63
221
41
453
55
235
33
318
54
294
52
1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14
SP + RJ
Other Markets

Adjusted Gross Margin

31.0%
44.4%
38.1%
38.7%
38.0%
37.6%
3T12 3T13 2T14 3T14 9M13 9M14

Net Revenue

20%
80%
18%
82%
5%
95%
5%
95%
2%
98%
3%
97%
2011 2012 2013 1Q14 2Q14 3Q14
SP+RJ
Other Markets

5

Tenda’s consolidated launches totaled R$91.3 million in 3Q14. In the 9M14 launches reached R$371.7 million;

Pre-sales totaled R$35.9 million in 3Q14 and R$269.4 million in 9M14;

Adjusted gross profit in the period was R$38.5 million, with a margin of 29.8%, compared to the adjusted gross result of R$24.2 million and a margin of 12.3% in 3Q13. In the 9M14, adjusted gross profit totaled R$107.8 million, with margin of 26.2%, compared to the adjusted gross result of R$61.5 million, with margin of 10.2%, recorded in the previous year;

Adjusted EBITDA was negative R$9.8 million in 3Q14, compared to negative EBITDA of R$28.0 million in 3Q13. In the 9M14, EBITDA was negative R$36.3 million, compared to negative EBITDA of R$59.3 million in the 9M13;

Net loss was R$25.2 million in 3Q14, compared to a net loss of R$61.0 million in 3Q13. In the 9M14, net loss was R$80.7 million, compared to a net loss of R$130.8 million in the prior year.

(R$ 000 and % Tenda, except where otherwise stated)
	3Q14	2Q14	Q/Q(%)	3Q13	Y/Y(%)	9M14	9M13	Y/Y (%)
Launches	91,294	99,011	-7.8%	103,644	-11.9%	371,749	250,396	48.5%
Net pre-sales	35,892	181,728	-80.3%	150,151	-76.1%	269,387	326,777	-17.6%
Net pre-sales of Launches	22,490	42,299	-46.8%	74,307	-69.7%	85,387	142,848	-40.2%
Sales over Supply (SoS)	4.6%	20.8%	-16.2 p.p.	17.4%	-12.8 p.p.	26.7%	30.8%	-4.1 p.p.
Delivered projects (Units)	1,183	2.,85	-45.9%	1,014	16.7%	4,640	3,540	31.1%

Net Revenue	128,935	176,923	-27.1%	195,795	-34.1%	411,809	602,563	-31.7%
Adjusted Gross Profit¹	38,458	53,805	-28.5%	24,177	59.1%	107,826	61,470	75.4%
Adjusted Gross Margin¹	29.8%	30.4%	-60 bps	12.3%	1750 bps	26.2%	10.2%	1600 bps
Adjusted EBITDA2	(9,828)	(1,907)	-415.4%	(28,027)	64.9%	(36,648)	(59,346)	27.7%
Adjusted EBITDA Margin2	-7.6%	-1.1%	-650 bps	-14.3%	670 bps	-8.9%	-9.8%	90 bps
Net Income (Loss)	(25,219)	(17,983)	-40.2%	(60,955)	58.6%	(80,662)	(130,819)	34.0%

1) Adjusted by capitalized interests
2) Adjusted by expenses with stock option plans (non-cash). minority

Tenda Segment

Gafisa

GRANDES IDEIAS PARA VIVER BEM

Gross Margin Expansion and Reduction in Expenses

- ▲ Operational control and reliability in the New Business Model;
- ▲ Reduction of legacy and better margins from New Projects, allowing for a gradual recovery in Tenda's profitability;
- ▲ Adequacy of SG&A structure, down 22.2% Y-o-Y.

Launches of New Projects

114
33
104
88
181
99
91
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

Gross Sales

249
345
294
288
226
271
224
154
153
183
107
0
0
0
0
14
57
60
84
92
114
75
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
New Projetcts
Legacy Projects

Adjusted Gross Margin

1.4%
13.3%
12.3%
28.5%
14.7%
30.4%
29.8%
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

Net Revenues by Model

100%
0%
90%
10%
45%
55%
61%
39%
36%
64%
2012
2013
1Q14
2Q14
3Q14
New Projects
Legacy

8

	Novo	Vila	Itaim	Verde			Campo	Verde	Pq. Rio		Parque	Palácio	Vila	Rio da	Recanto
	Horizonte	Cantuária	Paulista	Vida F1	Jaraguá	Viva Mais	Limpo	Vida F2	Maravilha	Candeias	das Flores	Imperial	Florida	Prata	de
															Abrantes*
Launch	Mar-13	Mar-13	May-13	Jun-13	Aug-13	Nov-13	Dec-13	Jan-14	Mar-14	Mar-14	May-14	May-14	May-14	Aug-14	Sep-14
State	SP	BA	SP	BA	SP	RJ	SP	BA	RJ	PE	SP	RJ	MG	RJ	BA
Units	580	440	240	339	260	300	300	340	440	432	100	259	432	312	340
Total PSV (R$000)	65.1	45.9	31.2	38.6	40.8	39.7	48	42.2	57.7	57.7	15.3	37.6	57.0	49.6	41.7
Sales	580	421	240	307	257	209	260	116	138	149	55	29	90	30	NA
% Sales	100%	96%	100%	91%	99%	70%	87%	34%	31%	34%	55%	11%	23%	10%	NA
SoS avg (Month)	14.1%	5.6%	8.2%	6.0%	10.9%	6.3%	8.6%	3.8%	4.4%	4.9%	10.9%	2.2%	4.6%	4.8%	NA
Transferred	578	392	230	279	254	144	220	87	98	76	37	0	48	0	NA
% Transferred (Sales)	100%	93%	96%	91%	99%	69%	85%	75%	71%	51%	67%	0%	53%	0%	NA
Work Progress	100%	99%	100%	62%	89%	81%	55%	62%	47%	6%	35%	2%	7%	0%	NA

* This project was launched in the last weekend of the quarter.

(R$ 000 and % Gafisa, except where otherwise stated)

	3QT14	2Q14	Q/Q(%)	3Q13	Y/Y(%)	9M14	9M13	Y/Y (%)
Launches	510,428	413,744	23.4%	210,892	142.0%	1,394,761	656,583	112.4%
Pre-sales	230,784	433,018	-46.7%	338,867	-31.9%	903,125	833,519	8.4%
Pre-sales of Launches	152,858	158,633	-3.6%	111,193	37.5%	239,636	306,901	-21.9%
Sales over Supply (SoS)	6.7%	12.6%	-47.0%	11.6%	-42.7%	21.8%	24.3%	-10.2%
Delivered projects, units	1,549	3,689	-58.0%	2,491	-37.8%	7,034	6,745	4.3%

Net Revenue	494,191	574,830	-14.0%	628,047	-21.3%	1,501,722	1,776,461	-15.5%
Adjusted Gross Profit1	179,920	205,261	-12.3%	216,072	-16.7%	517,274	507,783	1.9%
Adjusted Gross Margin¹	36.4%	35.7%	70 bps	34.4%	200 bps	34.4%	28.6%	580 bps
Adjusted EBITDA ²	73,457	89,838	-18.2%	139,997	-47.5%	189,767	291,689	-34.9%
Adjusted EBITDA Margin ²	14.9%	15.6%	-80 bps	22.3%	-750 bps	12.6%	16.4%	-380 bps
Net Income (Loss)	(9,956)	(851)	-1,269.9%	15,777	-163.1%	(50,594)	(53,840)	6.0%

1) Adjusted by capitalized interests
2) Adjusted by expenses with stock option plans (non-cash). minority , Consolidated EBITDA considers AUSA equity pick-up.

GRANDES IDEIAS PARA VIVER BEM

Indebtedness and Leverage

Net Debt / Equity ratio of 44.3%

3Q14 Leverage

Net Debt/ Equity	0.44x	Cash generation of R$42.7M in 9M14

94.0%
96.2%
120.2%
36.1%
44.9%
44.9%
44.3%
1QT13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

- ▲ Including 9M14, R$1.2 billion of gross debt were amortized;
- ▲ Release of funds totaling R$666.6 million;
- ▲ At the 9M14, the net effect was an amortization of R$575.8 million.

Indebtedness (R$ mm)

Debentures FGTS
951
TR + (9.28% - 9.816%)
Debentures Working Capital
450
CDI + (1.90% - 1.95%) / IPCA + 7.96%
SFH Projects Financing
1.147
TR + (8.30% - 11.00%) / (117.0% - 120.0%) CDI
Working Capital
283
CDI + (1.30% - 3.04%) / (117.9% - 123.0%) CDI
Investor`s obligations
17
CDI + 0.59%
Total
2.848
Average cost – 11.4%

Debt Maturity as % of Total Debt

R$
875
1,086
608
271
62%
74%
88%
76%
38%
26%
12%
24%
Until Sep/15
Until Sep/16
Until Sep/17
Until Sep/18
Corporate debt
Project debt

11

Recent Events

Share Buyback Program

- The Share Buyback Program in effect had already acquired about 30 million shares at the end of October, a volume which represents around 94% of the allowed amount.

Revision of 2014 Guidance

- Revision of 2014 launch guidance for the Gafisa segment, to R$1.1 to R$1.2 billion from R$1.5 to R$1.7 billion previously. Therefore, the guidance for the ratio of Administrative Expenses to Launch Volumes is also impacted, and is no longer applicable.

12

The Company continued to evaluate the potential separation of the Gafisa and Tenda business units during the quarter.

As previously reported, a separation would be the next step in a comprehensive plan initiated by management to enhance value creation for both business units and its shareholders.

Since the beginning of the year the Company has been moving toward the effective separation of Gafisa and Tenda’s administrative structures, so that they can operate independently in the future.

In recent months the actual division of various departments such as Services, Personnel and Management Center, Legal, among others has been implemented. The Company is currently working on the completion of this process, defining guidelines for the separation

At the same time, the Company continues to evaluate separation alternatives for the two companies. Among the initiatives and studies being undertaken, we highlight:

•   Review of relationship with agents potentially linked to the separation process in order to align contractual, operational and financial issues related to the possible separation;

•   Amendment with the Brazilian Securities and Exchange Commission (CVM), related to the category of Tenda as an issuer. Since late July 2014, Tenda became registered under Category A;

•   Continuity of studies the most appropriate capital structure for the business cycle of each company, as well as liquidity, and fiscal, tax, legal, corporate aspects, among others.

The Company will keep its shareholders and the market informed as to the progress and development of this process.

THANK YOU

Gafisa

www.gafisa.com.br/ir
ir@gafisa.com.br

GFA LISTED NYSE | GFSA3 NOVO MERCADO | Ibovespa | IBrX50

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 10, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer